12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
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FOIA CONFIDENTIAL TREATMENT REQUEST	Dubai	San Diego
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The entity requesting confidential treatment is:	Hamburg	Silicon Valley
	Hong Kong	Singapore
CG Oncology, Inc.	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C
[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by CG Oncology, Inc. with respect to this letter.	Madrid

January 5, 2024

VIA EDGAR

Jimmy McNamara

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CG Oncology, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-276350)

Dear Mr. McNamara:

Rule 83 Confidential Treatment Requested by CG Oncology, Inc.

This letter is furnished supplementally on behalf of CG Oncology, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated November 24, 2023, and in connection with the review by the Commission of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the Staff in its review, the Company advises the Staff that it presently estimates, considering information currently available and current market conditions and based in part on information received by the lead underwriters, that the initial public offering price per share for the initial public offering (“IPO”) pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”). For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the IPO, the Company and the lead underwriters have not yet finally agreed to a price range for the IPO. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a price range of no more than $2.00 or 20% of the high end of the range, unless otherwise approved by the Staff.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Recent Stock Option Grants

The Company’s grants of stock options during the 12 months preceding the latest balance sheet date presented in the Registration Statement, as well as those made since the latest balance sheet, are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Shares on Grant Date
October 19, 2022	5,671,051	$0.24	$0.24
December 14, 2022	325,576	$0.24	$0.24
March 15, 2023	445,897	$0.24	$0.24
June 14, 2023	8,433,171	$0.39	$0.39
August 15, 2023	13,214,000	$0.53	$0.53
October 9, 2023	5,870,000	$0.70	$0.70
November 20, 2023	1,000,000	$0.82	$0.82
December 13, 2023	2,950,000	$1.32	$1.32

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors (the “Board”) considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 98 and 99 of the Registration Statement.

Based on the Company’s early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood) and other relevant factors, a hybrid method computing the probability-weighted value across two scenarios (the Current Value Method scenario and the Option Pricing Method (“OPM”) scenario) was considered most appropriate for valuations prior to April 2023. In addition, as a result of the closings of the Company’s Series E redeemable convertible preferred stock financing in September and October 2022, in the valuation completed in September 2022 effective as of June 30, 2022, the Company used the backsolve method to determine equity value in the OPM scenario. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction.

For valuations performed on and after April 2023, the Company used a hybrid method of the Probability-Weighted Expected Return Method (“PWERM”) and OPM depending on the scenario, as the Company believed it could reasonably estimate potential future liquidity outcomes given the late clinical-stage nature of its product candidate, cretostimogene, as well as having better visibility into the timing of a potential IPO. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class. In addition, in certain cases the valuations took into account secondary sales of the Company’s common stock.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

As shown below, the PWERM applied probabilities to four possible outcomes: (i) a remain private (i.e., the Company remained a private enterprise) (the “Remain Private Scenario”); (ii) an IPO as of January 31, 2024, February 28, 2024 or April 30, 2024, as applicable (the “Early IPO Scenario”); (iii) an IPO as of June 30, 2024 or September 30, 2024, as applicable (the “Late IPO Scenario” and together with the Early IPO Scenario, the “IPO Scenarios”); and (iv) dissolution. In determining the enterprise value for the Remain Private scenarios, the Company applied the OPM backsolve method to the Company’s Series F redeemable convertible preferred stock financing in July 2023.

For each IPO Scenario, the Company estimated its equity value based on, among other things, the value of public companies deemed similar to the Company at the time of their IPOs and/or investor and underwriter feedback following testing-the-waters meetings. In addition, the Company determined that dates ranging between January 31, 2024 and September 30, 2024 were the most likely dates to complete an IPO and the Company used these dates to calculate the present value as of each valuation date in each IPO scenario. The dissolution scenario was assigned a $0 value given that if the Company’s clinical trials failed, with no other assets beyond cretostimogene, any cash on hand after satisfying liabilities would be used in its entirety to pay liquidation preferences to the holders of redeemable convertible preferred stock.

In order for the Board to determine the estimated fair value of the Company’s common stock, the Company obtained independent third-party valuations of its common stock as of June 30, 2022 (the “June 30, 2022 Valuation”), April 30, 2023 (the “April 30, 2023 Valuation”), July 31, 2023 (the “July 31, 2023 Valuation”), September 20, 2023 (the “September 20, 2023 Valuation”), October 27, 2023 (the “October 27, 2023 Valuation”) and December 4, 2023 (the “December 4, 2023 Valuation”).

At each option grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date. The Company does not expect to make any additional grants prior to the completion of its IPO other than grants made concurrent with the IPO at an exercise price equal to the final IPO price (if any).

Grant Date Fair Value Determinations

October 2022—March 2023 Option Grants.

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.24 per share for options granted in October and December 2022 and March 2023, after considering the June 30, 2022 Valuation.

For the June 30, 2022 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the June 30, 2022 Valuation, the backsolve method reflected the Company’s sale and issuance of 112,422,700 shares of Series E redeemable convertible preferred stock in the Series E financing in September 2022 and October 2022, at a purchase price of $1.0674 per share, for aggregate gross proceeds of approximately $120 million. In addition, an option-based approach based on the Finnerty Model was performed to estimate the appropriate discount for lack of marketability (“DLOM”) for the common stock. A DLOM of 27.6% was used for the June 30, 2022 Valuation.

For the period from the date of the June 30, 2022 Valuation to March 15, 2023, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the common stock, other than the Company’s Series E redeemable convertible preferred stock financing that was already reflected in the June 30, 2022 Valuation.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

June 2023 Option Grants.

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.39 per share as of June 14, 2023, after considering the April 30, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the April 30, 2023 Valuation was still appropriate.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to March 15, 2023:

•	continued progress in the Company’s ongoing clinical trials, including:

•	enrollment of patients in the Phase 3 BOND-003 clinical trial;

•	positive data announced at the American Urological Association conference from the Phase 2 CORE-001 clinical trial; and

•	the secondary sales of the Company’s common stock, as described below.

As a result of the developments described above, the Company concluded it was appropriate to incorporate various IPO scenarios into the valuation. As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values, as well as taking into account the secondary sale of an aggregate of 17,747,000 shares of the Company’s common stock to investors for a per share purchase price of $0.80 (the “Secondary Common Stock Transaction”).

Scenario	Future Value Per Share		Assigned Weight	Present Value Per Share		Discount for Lack of Marketability (1)	Weighted Estimated Fair Value Per Share
Remain Private	$	[***]	60.0%	$	[***]	29.0%	$	[***]
Early IPO Scenario (April 30, 2024)	$	[***]	5.0%	$	[***]	23.6%	$	[***]
Late IPO Scenario (September 30, 2024)	$	[***]	15.0%	$	[***]	26.4%	$	[***]
Dissolution		$0.00	20.0%		$0.00	27.7%		$0.00

Concluded PWERM Fair Value (80% weighting)					80%	$0.29		$0.23

Secondary Common Stock Transaction (20% weighting)					20%	$0.80		$0.16

Concluded Fair Value								$0.39

(1)	Each DLOM was based on the application of the Finnerty or Average Strike put option analysis.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company estimated the expected timing of a potential liquidity event was 2.0 years in the Remain Private Scenario and 1.0 and 1.42 years in the Early IPO and Late IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. The Company utilized a $[***] million equity value for each of the IPO scenarios included in the table above.

August 2023 Option Grants.

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.53 per share as of August 15, 2023, after considering the July 31, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the July 31, 2023 Valuation was still appropriate.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to June 14, 2023;

•	continued progress in the Company’s ongoing clinical trials, including increased enrollment in the Company’s Phase 3 BOND-003 clinical trial; and

•	the closing of the Company’s Series F redeemable convertible preferred stock financing in July 2023.

As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values, as well as taking into account the Secondary Common Stock Transaction (with a reduced weighting compared to the April 30, 2023 Valuation given the elapsed period of time since the Secondary Common Stock Transaction).

Scenario	Future Value Per Share		Assigned Weight	Present Value Per Share		Discount for Lack of Marketability (1)	Weighted Estimated Fair Value Per Share
Remain Private	$	[***]	50.0%	$	[***]	29.9%	$	[***]
Early IPO Scenario (April 30, 2024)	$	[***]	20.0%	$	[***]	22.4%	$	[***]
Late IPO Scenario (September 30, 2024)	$	[***]	10.0%	$	[***]	26.1%	$	[***]
Dissolution		$0.00	20.0%		$0.00	24.1%		$0.00

PWERM Value (85% weighting)					85%	$0.48		$0.41

Secondary Common Stock Transaction (15% weighting)					15%	$0.80		$0.12

Concluded Fair Value								$0.53

(1)	Each DLOM was based on the application of the Finnerty or Average Strike put option analysis.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company estimated the expected timing of a potential liquidity event was 2.0 years in the Remain Private Scenario and 0.75 and 1.17 years in the Early IPO and Late IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. The Company continued to utilize a $[***] million equity value for each of the IPO scenarios included in the table above.

October 2023 Option Grants.

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.70 per share as of October 9, 2023, after considering the September 20, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the September 20, 2023 Valuation was still appropriate.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to August 15, 2023:

•	continued progression in the Company’s ongoing clinical trials; and

•	the Company’s IPO organizational meeting held on September 20, 2023.

As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Future Value Per Share		Assigned Weight	Present Value Per Share		Discount for Lack of Marketability (1)	Weighted Estimated Fair Value Per Share
Remain Private	$	[***]	40%	$	[***]	29.8%	$	[***]
Early IPO Scenario (February 28, 2024)	$	[***]	30%	$	[***]	17.9%	$	[***]
Late IPO Scenario (June 30, 2024)	$	[***]	20%	$	[***]	22.6%	$	[***]
Dissolution		$0.00	10%		$0.00	22.6%		$0.00

Concluded Fair Value								$0.70

(1)	Each DLOM was based on the application of the Finnerty or Average Strike put option analysis.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company estimated the expected timing of a potential liquidity event was 2.0 years in the Remain Private Scenario and 0.44 and 0.78 years in the Early IPO and Late IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. Timing of the IPO scenarios were specifically adjusted to align with changes in management’s IPO plan from the July 31, 2023 Valuation. Additionally, this valuation reflects that the Company held the organizational meeting for the IPO on September 20, 2023, indicating an increased probability of an IPO occurring. The Company continued to utilize a $[***] million equity value for each of the IPO scenarios included in the table above.

November 2023 Option Grants.

The Board, with input from management, determined the fair value of the Company’s common stock to be $0.82 per share as of November 20, 2023, after considering the October 27, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the October 27, 2023 Valuation was still appropriate.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock was the continued progression of the Company’s Phase 3 BOND-003 clinical trial.

As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Future Value Per Share		Assigned Weight	Present Value Per Share		Discount for Lack of Marketability (1)	Weighted Estimated Fair Value Per Share
Remain Private	$	[***]	35%	$	[***]	29.8%	$	[***]
Early IPO Scenario (February 28, 2024)	$	[***]	35%	$	[***]	15.9%	$	[***]
Late IPO Scenario (June 30, 2024)	$	[***]	25%	$	[***]	21.4%	$	[***]
Dissolution		$0.00	5%		$0.00	21.4%		$0.00

Concluded Fair Value								$0.82

(1)	Each DLOM was based on the application of the Finnerty or Average Strike put option analysis.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company estimated the expected timing of a potential liquidity event was 2.0 years in the Remain Private Scenario and 0.34 and 0.68 years in the Early IPO and Late IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. Additionally, this valuation reflects the fact that the Company confidentially submitted a draft registration statement for the IPO on October 27, 2023, indicating an increased probability of an IPO occurring. The Company continued to utilize a $[***] million equity value for each of the IPO scenarios included in the table above.

December 13, 2023 Option Grants.

The Board, with input from management, determined the fair value of the Company’s common stock to be $1.32 per share as of December 13, 2023, after considering the December 4, 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the December 4, 2023 Valuation was still appropriate.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to October 9, 2023:

•	the Company confidentially filed the first amendment of registration statement related to a potential IPO with the Commission; and

•	positive interim data from the Company’s Phase 3 BOND-003 clinical trial was reported at the 24th Annual Meeting of Society of Urologic Oncology (SUO) on November 30, 2023 (the “SUO Data”).

As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Future Value Per Share		Assigned Weight	Present Value Per Share		Discount for Lack of Marketability (1)	Weighted Estimated Fair Value Per Share
Remain Private	$	[***]	20%	$	[***]	29.2%	$	[***]
IPO Scenario (January 31, 2024)	$	[***]	80%	$	[***]	7.7%	$	[***]

Concluded Fair Value								$1.32

(1)	Each DLOM was based on the application of the Finnerty or Average Strike put option analysis.

The Company estimated the expected timing of a potential liquidity event was 1.5 years in the Remain Private Scenario and 0.16 years in the IPO Scenario, based on management’s best estimates and an analysis of market conditions. Additionally, this valuation reflects the positive feedback the Company has received from investors related to the SUO Data and that the Company confidentially submitted an amended draft registration statement for the IPO on December 4, 2023, both indicating an increased probability of an IPO occurring. As a result, the Company assumed only one IPO scenario occurring in January 2024. The Company utilized a $[***] million equity value for the IPO scenario.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

COMPARISON OF MOST RECENT VALUATIONS AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the lead underwriters. The Company’s most recent grants of stock options were for an aggregate of 2,950,000 shares made on December 13, 2023 with an exercise price of $1.32 per share, which the Board determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the improving condition of the securities markets, particularly the Nasdaq Biotechnology Index, and the recent market prices of publicly traded common stock of comparable companies;

•	favorable feedback received from potential investors from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for a late clinical-stage biopharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the most recent estimated fair values of the Company’s common stock as determined by the Board and the Preliminary Price Range, if obtained, is that the hybrid valuation method used by the Company to determine such estimated fair values since June 2023 reflects the potential that the Company might remain a privately held company or have its clinical trials fail (dissolution scenario), as applicable, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the lower equity value in the Remain Private Scenario and the discounting to present value and (ii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO in January 2024, and does not include a DLOM as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected fair value from other potential future scenarios nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the non-IPO scenario.

Notably, the implied equity value of $[***] million and estimated future value per share of $[***] utilized in the IPO scenario used to determine the Estimated Fair Value is consistent with the Preliminary Price Range and implied equity value of $[***] million at the midpoint of the Preliminary Price Range.

U.S. Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Conclusion

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, the Company believes that the estimated fair values of its common stock as determined by the Board since October 2022 are consistent with the increasing value of its common stock in connection with its progression towards an IPO.

In light of the above, the Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Arthur Kuan, Chief Executive Officer, CG Oncology, Inc., 400 Spectrum Center Dr., Suite 2040, Irvine, CA 92618, telephone (949) 409-3700, before it permits any disclosure of the highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Joshua Gorsky, U.S. Securities and Exchange Commission
Eric Atallah, U.S. Securities and Exchange Commission
Kevin Vaughn, U.S. Securities and Exchange Commission
Arthur Kuan, CG Oncology, Inc.
Stephen DiPalma, CG Oncology, Inc.
Cheston Larson, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
Denny Won, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP